SELL.APP

The easy way to sell digital products

Selling digital products is difficult

<u>It doesn't have to be.</u>

The Creator Economy is blowing up


Total creators
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Source: Stripe.com

700K+ Creators. Earning over $10 billion in aggregate. 15.5 million+ new creators expected by 2025

Selling digital products in 2021 is still a mess 😠

- **Bloated Interfaces**

  Creators want a clean, minimal interface that helps them be as productive as possible. They don't want to navigate bloated interfaces built back in the 2010's.

- **Useless Features**

  Creators just want to sell digital products. They don't want their digital storefront to also have physical products, email marketing, affiliate marketing, blogging, and so on.

- **Extortionate Fees**

  Solutions either cost money upfront with a high monthly recurring subscription to start, and/or take anywhere between 8% to 25%+ in commission per sale.

Sell.app - Your storefront for the ✨Metaverse ✨

- **Simple**

  Unlike competitors whose interfaces overwhelm first-time digital product sellers, we've kept our interface as simple as possible. Productivity ⬆, frustration ⬇

- **Affordable**

  It's completely free to start selling on SellApp, with no fees being taken. We only make money when creators are making money, as it should be.

- **Useful**

  Sell <u>anything</u> digital. Downloadable products, serial codes and license keys, online services, subscriptions, to even products dynamically created by calling an API endpoint.

Traction

Launched in July 2021. In 5 months:

- **$100K+** volume processed, **$50K+ in the last month alone.**
- **1300+** storefronts created
- **3400+** products listed
- 1 advanced subscription, 4 premium subscriptions (~**$140 MRR**)


$125,000
$100,000
$75,000
$50,000
$25,000
$0
July
August
September
October
November

The primary way we'll generate revenue, is a 3%-5% fee per transaction (to be enabled Q1 2022)

The secondary way we generate revenue, is paid plans. This will give us a stable stream of monthly recurring revenue (live now)

We can optionally engage in partnerships to provide our sellers with external value-add products/offers in exchange for a fee.

Revenue Model

Premium plans, fee per transaction, optional partnerships

Storefronts

1. Shopify
2. Gumroad
3. Etsy
4. Payhip

Marketplaces

1. eBay
2. AliExpress
3. Craigslist
4. Facebook

Peer-to-peer

1. Discord channels
2. Skype groups
3. Online forums
4. IRC

Niche Verticals

1. Themeforest/Envato
2. Fiverr - services
3. Flippa - domains
4. Udemy - courses

"What makes SellApp different from what's out there already?"

- **Simplicity:** Unlike competitors whose interfaces overwhelm first-time sellers of digital products, we decided to keep our interface as minimal/simple as possible.
- **Payments:** Where other storefronts tend to custody funds and pay sellers out after 7-14 days, we enable sellers to receive earnings instantly.
- **Pricing:** Alternatives either charge a high monthly recurring subscription to start, or take anywhere between 8% to 25%+ in commission per sale.

The Team



Yousef Abdulhassan

Founder & CEO



Jorge Gonzales

Full-Stack Developer



Luis Guerrero

Full-Stack Developer